United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ENCANA CORPORATION

(Name of Subject Company (Issuer))

ENCANA CORPORATION

(Name of Filing Person (Offeror and Issuer))

Common Shares, No Par Value

(Title of Class of Securities)

292505104

(CUSIP Number of Class of Securities)

Corporate Secretary

Encana Corporation

Suite 4400, 500 Centre Street SE

Calgary, Alberta, Canada T2P 2S5

(403) 645-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Andrew J. Foley

Paul, Weiss, Rifkind,

Wharton & Garrison LLP

1285 Avenue of the Americas

New York, N.Y. 10019-6064

(212) 373-3000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
US$213,000,000	US$25,815.60

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than US$213,000,000 an aggregate of up to 45,319,148 common shares of Encana Corporation at a purchase price of not more than US$5.40 and not less than US$4.70 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals US$121.20 per US$1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Encana Corporation, a corporation incorporated under the federal laws of Canada (“Encana” or the “Corporation”), to the holders of its common shares (the “Shares”), to purchase up to an aggregate amount of US$213,000,000 of the Shares at a price of not more than US$5.40 per Share and not less than US$4.70 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2019 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.  Summary Term Sheet

The information under the heading “Summary”, included in Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.  Subject Company Information

(a)

Name and Address: The name of the issuer is Encana Corporation. The address of the issuer’s principal executive offices is Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, Canada, T2P 2S5. The telephone number at the principal executive offices is (403) 645-2000.

(b)

Securities: This Schedule TO relates to the Shares, which are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “ECA”. As of June 30, 2019, there were 1,346,445,569 Shares outstanding.

(c)

Trading Market and Price: Information about the trading market and price of the Shares is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 5—Price Range and Trading Volume of the Shares”.

Item 3.  Identity and Background of Filing Person

(a)

Name and Address: The filing person to which this Schedule TO relates is Encana Corporation (the issuer). The address and telephone number of Encana are set forth under Item 2(a) above. The names of the directors and executive officers of Encana are as set forth in the Circular, included in Exhibit (a)(1)(A), under the heading “Section 8—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares—Ownership of Securities of the Corporation”, and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Encana is c/o Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, Canada, T2P 2S5; (403) 645-2000.

Item 4.  Terms of the Transaction

(a)

Material Terms: The material terms of the transaction are incorporated herein by reference from the information under the heading “Summary”, the Offer to Purchase and the Circular, included in Exhibit (a)(1)(A). There will be no material differences in the rights of security holders as a result of this transaction.

(b)

Purchases: The information under the headings “Summary”, “Section 1—The Offer” from the Offer to Purchase and “Section 9—Intention to Tender Shares” from the Circular, each included in Exhibit (a)(1)(A), is herein incorporated by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a)

Agreements Involving the Subject Company’s Securities: Except for the agreements involving the Shares described in (and incorporated herein by reference from) the Circular, included in Exhibit (a)(1)(A), under the headings “Section 7—Previous Distributions and Purchases of Securities”, and “Section 8—Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”, incorporated herein by reference, none of the Corporation, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Shares or with respect to any of Encana’s securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Item 6.  Purposes of the Transaction and Plans or Proposals

(a)

Purposes: Information regarding the purpose of the transaction is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 3—Purpose and Effect of the Offer”.

(b)	Use of the Securities Acquired: The Shares purchased in the Tender Offer will be cancelled by the Corporation.

(c)	Plans: Information about plans and proposals is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the headings:

“Section 3—Purpose and Effect of the Offer”;

“Section 6—Dividend Policy”; and

“Section 8—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares”.

Neither the Corporation nor any of its directors or executive officers is aware of any plans, proposals or negotiations that would result in (i) any extraordinary transaction involving the Corporation or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries, (iii) any change in the present dividend rate or policy, or indebtedness or capitalization of the Corporation, (iv) any change in the present board of directors or management of the Corporation, (v) any other material change in the Corporation’s corporate structure or business, (vi) any class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, (vii) any class of equity securities of the Corporation becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act, (viii) the suspension of the Corporation’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of the Corporation or the disposition of securities of the Corporation or (x) any changes in Encana’s articles of incorporation, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Corporation.

Item 7.  Source and Amount of Funds or Other Consideration

(a)	Source of Funds: Information regarding the source of funds is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 17—Source of Funds”.

(b)	Conditions: Information regarding conditions is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 17—Source of Funds”.

(d)	Borrowed Funds: Information regarding borrowed funds is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 17—Source of Funds”.

Item 8.  Interest in Securities of the Subject Company

(a)

Securities Ownership: The information in the Circular, included in Exhibit (a)(1)(A), under the heading “Section 8—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(b)

Securities Transactions: The information in the Circular, included as Exhibit (a)(1)(A), under the headings “Section 7—Previous Distributions and Purchases of Securities” and “Section 8—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used

(a)

Solicitations or Recommendations: Information in the Circular, included in Exhibit (a)(1)(A), under the headings “Section 18—Dealer Managers”, “Section 19—Depositary” and “Section 20—Fees and Expenses” is incorporated herein by reference.

Item 10.  Financial Statements

(a)	Financial Information: Not applicable.

(b)	Pro Forma Financial Information: Not applicable.

Item 11.  Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings:

(1) The information in the Circular, included in Exhibit (a)(1)(A), under the heading “Section 8—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference. Other than as set forth in the Offer to Purchase and the Circular, the Corporation is not aware of any present or proposed material agreement, arrangement, understanding or relationship between the Corporation and any of its executive officers, directors, controlling persons or subsidiaries.

(2) The information in the Circular, included as Exhibit (a)(1)(A), under the heading “Section 16—Legal Matters and Regulatory Approvals” is incorporated herein by reference.

(3) Not applicable.

(4) The information in the Circular, included as Exhibit (a)(1)(A), under the heading “Section 3—Purpose and Effect of the Offer—Additional Securities Law Considerations” is incorporated herein by reference.

(5) To the knowledge of the Corporation, no material legal proceedings relating to the Tender Offer are pending.

(c)

Other Material Information: The information set forth under the heading “Summary”, and the information set forth in the Offer to Purchase, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Corporation will amend this Schedule TO to include documents that the Corporation may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.  Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 8, 2019, and the accompanying Issuer Bid Circular.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	News Release dated June 10, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed on June 10, 2019, SEC File No. 005-78843).

(a)(5)(B)	News Release, dated July 8, 2019.

(a)(5)(C)	Summary Advertisement, dated July 8, 2019.

(b)(1)	Restated Credit Agreement dated as of July 16, 2015 among Encana Corporation as Borrower, the financial and other institutions named therein as Lenders and Royal Bank of Canada as Agent (incorporated by reference to Exhibit 10.1 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(b)(2)	Second Amended and Restated Credit Agreement dated as of October 20, 2011 among Alenco Inc. as Borrower, the banks, financial institutions and other institutional lenders party thereto and Citibank N.A. as Administrative Agent (incorporated by reference to Exhibit 10.2 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(b)(3)	A letter amendment to the Second Amended and Restated Credit Agreement dated as of October 20, 2011 among Alenco Inc. as Borrower, the banks, financial institutions and other institutional lenders party thereto and Citibank N.A. as Administrative Agent, dated as of June 15, 2012 (incorporated by reference to Exhibit 10.3 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(b)(4)	Amendment No. 2 to the Second Amended and Restated Credit Agreement dated as of October 20, 2011 among Alenco Inc. as Borrower, the banks, financial institutions and other institutional lenders party thereto and Citibank N.A. as Administrative Agent, dated as of June 28, 2013 (incorporated by reference to Exhibit 10.4 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(b)(5)	Amendment No. 3 to the Second Amended and Restated Credit Agreement dated as of October 20, 2011 among Alenco Inc. as Borrower, the banks, financial institutions and other institutional lenders party thereto and Citibank N.A. as Administrative Agent, dated as of July 16, 2015 (incorporated by reference to Exhibit 10.5 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(b)(6)	First Amending Agreement, dated as of March 28, 2018, to the Restated Credit Agreement dated as of July 16, 2015 among Encana Corporation as borrower, the financial institutions party thereto as lenders and Royal Bank of Canada as agent (incorporated by reference to Exhibit 10.1 to Encana’s Current Report on Form 8-K filed on March 29, 2018, SEC File No. 001-15226).

(b)(7)	Successor Agent Agreement and Amendment No. 4 to the Credit Agreement dated as of March 28, 2018, among Alenco Inc. as borrower, the banks, financial institutions and other institutional lenders thereto as lenders, JPMorgan Chase Bank, N.A., in its capacity as successor administrative agent, and Citibank, N.A., in its capacity as existing administrative agent (incorporated by reference to Exhibit 10.2 to Encana’s Current Report on Form 8-K filed on March 29, 2018, SEC File No. 001-15226).

(b)(8)	Guarantee, dated as of March 1, 2019, by Newfield Exploration Company, guaranteeing Encana Corporation’s obligations under Encana Corporation’s Restated Credit Agreement, dated as of July 16, 2015, among Encana Corporation, as borrower, the financial and other institutions named therein, as lenders, and Royal Bank of Canada, as agent, as amended by the First Amending Agreement dated as of March 28, 2018 (incorporated by reference to Exhibit 4.7 to Encana’s Quarterly Report on Form 10-Q filed on May 2, 2019, SEC File No. 001-15226).

(b)(9)	Second Amending Agreement dated as of May 6, 2019, among Encana Corporation as borrower, the financial institutions party thereto as lenders and Royal Bank of Canada as agent (incorporated by reference to Exhibit 10.1 to Encana’s Current Report on Form 8-K filed on May 7, 2019, SEC File No. 001-15226).

(d)(1)	Encana Corporation Employee Stock Option Plan reflective with amendments made as of April 27, 2005, as of April 25, 2007, as of April 22, 2008, as of October 22, 2008, as of November 30, 2009, as of July 20, 2010, as of February 24, 2015 and as of February 22, 2016 (incorporated by reference to Exhibit 10.6 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(d)(2)	Form of Executive Stock Option Grant Agreement for stock options granted under the Encana Corporation Employee Stock Option Plan (incorporated by reference to Exhibit 10.7 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(3)	Encana Corporation Employee Stock Appreciation Rights Plan, adopted with effect from February 12, 2008, as amended December 9, 2008, November 30, 2009, April 20, 2010, July 20, 2010, February 24, 2015, February 22, 2016 and February 14, 2018 (incorporated by reference to Exhibit 10.8 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(4)	Form of Executive Stock Appreciation Rights Grant Agreement for stock appreciation rights granted under the Encana Corporation Employee Stock Appreciation Rights Plan (incorporated by reference to Exhibit 10.9 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(d)(5)	Performance Share Unit Plan for Employees of Encana Corporation amended and restated with effect from January 1, 2010, and reflective with amendments made as of July 20, 2010, February 24, 2015, February 22, 2016 and February 14, 2018 (incorporated by reference to Exhibit 10.10 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(6)	Form of Canadian Executive PSU Grant Agreement for performance share units granted under the Performance Share Unit Plan for Employees of Encana Corporation (incorporated by reference to Exhibit 10.11 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(7)	Form of U.S. Executive PSU Grant Agreement for performance share units granted under the Performance Share Unit Plan for Employees of Encana Corporation (incorporated by reference to Exhibit 10.12 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(8)	Restricted Share Unit Plan for Employees of Encana Corporation established with effect from February 8, 2011, and reflective with amendments made as of February 24, 2015, February 22, 2016 and February 14, 2018 (incorporated by reference to Exhibit 10.13 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(9)	Form of Canadian Executive RSU Grant Agreement for restricted share units granted under the Restricted Share Unit Plan for Employees of Encana Corporation (incorporated by reference to Exhibit 10.14 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(d)(10)	Form of U.S. Executive RSU Grant Agreement for restricted share units granted under the Restricted Share Unit Plan for Employees of Encana Corporation (incorporated by reference to Exhibit 10.15 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(d)(11)	Deferred Share Unit Plan for Employees of Encana Corporation adopted with effect from December 18, 2002 and reflective of amendments made as of October 23, 2007, October 22, 2008, and July 20, 2010 (incorporated by reference to Exhibit 10.16 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(d)(12)	Deferred Share Unit Plan for Directors of Encana Corporation adopted with effect from December 18, 2002 and reflective with amendments made as of April 26, 2005, October 22, 2008, December 8, 2009, July 20, 2010, February 13, 2013, December 1, 2014 and February 14, 2018 (incorporated by reference to Exhibit 10.17 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(13)	Change in Control Agreement between Encana Corporation and Corey Code effective May 1, 2019.

(d)(14)	Amended and Restated Change in Control Agreement between Encana Corporation and Renee E. Zemljak effective February 14, 2018 (incorporated by reference to Exhibit 10.19 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(15)	Amended and Restated Change in Control Agreement between Encana Corporation and Michael G. McAllister effective February 14, 2018 (incorporated by reference to Exhibit 10.20 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(16)	Amended and Restated Change in Control Agreement between Encana Corporation and Douglas J. Suttles effective February 14, 2018 (incorporated by reference to Exhibit 10.21 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(17)	Amended and Restated Change in Control Agreement between Encana Corporation and David G. Hill effective February 14, 2018 (incorporated by reference to Exhibit 10.22 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(18)	Amended and Restated Change in Control Agreement between Encana Corporation and Michael Williams effective February 14, 2018 (incorporated by reference to Exhibit 10.23 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(19)	Amended and Restated Change in Control Agreement between Encana Corporation and Joanne L. Alexander effective February 14, 2018 (incorporated by reference to Exhibit 10.24 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(20)	Restricted Share Unit Plan for Directors of Encana Corporation effective February 14, 2018 (incorporated by reference to Exhibit 10.38 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(21)	Form of Director RSU Grant Agreement for restricted share units granted under the Restricted Share Unit Plan for Directors of Encana Corporation (incorporated by reference to Exhibit 10.39 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(22)	Omnibus Incentive Plan of Encana Corporation adopted with effect from February 13, 2019 (incorporated by reference to Exhibit 10.44 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(d)(23)	Form of Stock Option Grant Agreement for stock options granted under the Omnibus Incentive Plan of Encana Corporation (incorporated by reference to Exhibit 10.45 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(d)(24)	Form of RSU Grant Agreement for restricted share units granted to employees under the Omnibus Incentive Plan of Encana Corporation (incorporated by reference to Exhibit 10.46 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(d)(25)	Form of Director RSU Grant Agreement for restricted share units granted to directors under the Omnibus Incentive Plan of Encana Corporation (incorporated by reference to Exhibit 10.47 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(d)(26)	Form of PSU Grant Agreement for performance share units granted under the Omnibus Incentive Plan of Encana Corporation (incorporated by reference to Exhibit 10.48 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(d)(27)	Form of Stock Appreciation Rights Grant Agreement for stock appreciation rights granted under the Omnibus Incentive Plan of Encana Corporation (incorporated by reference to Exhibit 10.49 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Corey D. Code
Name: Corey D. Code
Title: Executive Vice-President & Chief Financial Officer

Date: July 8, 2019

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 8, 2019, and the accompanying Issuer Bid Circular.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	News Release dated June 10, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed on June 10, 2019, SEC File No. 005-78843).

(a)(5)(B)	News Release, dated July 8, 2019.

(a)(5)(C)	Summary Advertisement, dated July 8, 2019.

(b)(1)	Restated Credit Agreement dated as of July 16, 2015 among Encana Corporation as Borrower, the financial and other institutions named therein as Lenders and Royal Bank of Canada as Agent (incorporated by reference to Exhibit 10.1 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(b)(2)	Second Amended and Restated Credit Agreement dated as of October 20, 2011 among Alenco Inc. as Borrower, the banks, financial institutions and other institutional lenders party thereto and Citibank N.A. as Administrative Agent (incorporated by reference to Exhibit 10.2 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(b)(3)	A letter amendment to the Second Amended and Restated Credit Agreement dated as of October 20, 2011 among Alenco Inc. as Borrower, the banks, financial institutions and other institutional lenders party thereto and Citibank N.A. as Administrative Agent, dated as of June 15, 2012 (incorporated by reference to Exhibit 10.3 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(b)(4)	Amendment No. 2 to the Second Amended and Restated Credit Agreement dated as of October 20, 2011 among Alenco Inc. as Borrower, the banks, financial institutions and other institutional lenders party thereto and Citibank N.A. as Administrative Agent, dated as of June 28, 2013 (incorporated by reference to Exhibit 10.4 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(b)(5)	Amendment No. 3 to the Second Amended and Restated Credit Agreement dated as of October 20, 2011 among Alenco Inc. as Borrower, the banks, financial institutions and other institutional lenders party thereto and Citibank N.A. as Administrative Agent, dated as of July 16, 2015 (incorporated by reference to Exhibit 10.5 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(b)(6)	First Amending Agreement, dated as of March 28, 2018, to the Restated Credit Agreement dated as of July 16, 2015 among Encana Corporation as borrower, the financial institutions party thereto as lenders and Royal Bank of Canada as agent (incorporated by reference to Exhibit 10.1 to Encana’s Current Report on Form 8-K filed on March 29, 2018, SEC File No. 001-15226).

(b)(7)	Successor Agent Agreement and Amendment No. 4 to the Credit Agreement dated as of March 28, 2018, among Alenco Inc. as borrower, the banks, financial institutions and other institutional lenders thereto as lenders, JPMorgan Chase Bank, N.A., in its capacity as successor administrative agent, and Citibank, N.A., in its capacity as existing administrative agent (incorporated by reference to Exhibit 10.2 to Encana’s Current Report on Form 8-K filed on March 29, 2018, SEC File No. 001-15226).

(b)(8)	Guarantee, dated as of March 1, 2019, by Newfield Exploration Company, guaranteeing Encana Corporation’s obligations under Encana Corporation’s Restated Credit Agreement, dated as of July 16, 2015, among Encana Corporation, as borrower, the financial and other institutions named therein, as lenders, and Royal Bank of Canada, as agent, as amended by the First Amending Agreement dated as of March 28, 2018 (incorporated by reference to Exhibit 4.7 to Encana’s Quarterly Report on Form 10-Q filed on May 2, 2019, SEC File No. 001-15226).

(b)(9)	Second Amending Agreement dated as of May 6, 2019, among Encana Corporation as borrower, the financial institutions party thereto as lenders and Royal Bank of Canada as agent (incorporated by reference to Exhibit 10.1 to Encana’s Current Report on Form 8-K filed on May 7, 2019, SEC File No. 001-15226).

(d)(1)	Encana Corporation Employee Stock Option Plan reflective with amendments made as of April 27, 2005, as of April 25, 2007, as of April 22, 2008, as of October 22, 2008, as of November 30, 2009, as of July 20, 2010, as of February 24, 2015 and as of February 22, 2016 (incorporated by reference to Exhibit 10.6 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(d)(2)	Form of Executive Stock Option Grant Agreement for stock options granted under the Encana Corporation Employee Stock Option Plan (incorporated by reference to Exhibit 10.7 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(3)	Encana Corporation Employee Stock Appreciation Rights Plan, adopted with effect from February 12, 2008, as amended December 9, 2008, November 30, 2009, April 20, 2010, July 20, 2010, February 24, 2015, February 22, 2016 and February 14, 2018 (incorporated by reference to Exhibit 10.8 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(4)	Form of Executive Stock Appreciation Rights Grant Agreement for stock appreciation rights granted under the Encana Corporation Employee Stock Appreciation Rights Plan (incorporated by reference to Exhibit 10.9 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(d)(5)	Performance Share Unit Plan for Employees of Encana Corporation amended and restated with effect from January 1, 2010, and reflective with amendments made as of July 20, 2010, February 24, 2015, February 22, 2016 and February 14, 2018 (incorporated by reference to Exhibit 10.10 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(6)	Form of Canadian Executive PSU Grant Agreement for performance share units granted under the Performance Share Unit Plan for Employees of Encana Corporation (incorporated by reference to Exhibit 10.11 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(7)	Form of U.S. Executive PSU Grant Agreement for performance share units granted under the Performance Share Unit Plan for Employees of Encana Corporation (incorporated by reference to Exhibit 10.12 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(8)	Restricted Share Unit Plan for Employees of Encana Corporation established with effect from February 8, 2011, and reflective with amendments made as of February 24, 2015, February 22, 2016 and February 14, 2018 (incorporated by reference to Exhibit 10.13 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(9)	Form of Canadian Executive RSU Grant Agreement for restricted share units granted under the Restricted Share Unit Plan for Employees of Encana Corporation (incorporated by reference to Exhibit 10.14 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(d)(10)	Form of U.S. Executive RSU Grant Agreement for restricted share units granted under the Restricted Share Unit Plan for Employees of Encana Corporation (incorporated by reference to Exhibit 10.15 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(d)(11)	Deferred Share Unit Plan for Employees of Encana Corporation adopted with effect from December 18, 2002 and reflective of amendments made as of October 23, 2007, October 22, 2008, and July 20, 2010 (incorporated by reference to Exhibit 10.16 to Encana’s Annual Report on Form 10-K filed on February 27, 2017, SEC File No. 001-15226).

(d)(12)	Deferred Share Unit Plan for Directors of Encana Corporation adopted with effect from December 18, 2002 and reflective with amendments made as of April 26, 2005, October 22, 2008, December 8, 2009, July 20, 2010, February 13, 2013, December 1, 2014 and February 14, 2018 (incorporated by reference to Exhibit 10.17 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(13)	Change in Control Agreement between Encana Corporation and Corey Code effective May 1, 2019.

(d)(14)	Amended and Restated Change in Control Agreement between Encana Corporation and Renee E. Zemljak effective February 14, 2018 (incorporated by reference to Exhibit 10.19 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(15)	Amended and Restated Change in Control Agreement between Encana Corporation and Michael G. McAllister effective February 14, 2018 (incorporated by reference to Exhibit 10.20 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(16)	Amended and Restated Change in Control Agreement between Encana Corporation and Douglas J. Suttles effective February 14, 2018 (incorporated by reference to Exhibit 10.21 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(17)	Amended and Restated Change in Control Agreement between Encana Corporation and David G. Hill effective February 14, 2018 (incorporated by reference to Exhibit 10.22 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(18)	Amended and Restated Change in Control Agreement between Encana Corporation and Michael Williams effective February 14, 2018 (incorporated by reference to Exhibit 10.23 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(19)	Amended and Restated Change in Control Agreement between Encana Corporation and Joanne L. Alexander effective February 14, 2018 (incorporated by reference to Exhibit 10.24 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(20)	Restricted Share Unit Plan for Directors of Encana Corporation effective February 14, 2018 (incorporated by reference to Exhibit 10.38 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(21)	Form of Director RSU Grant Agreement for restricted share units granted under the Restricted Share Unit Plan for Directors of Encana Corporation (incorporated by reference to Exhibit 10.39 to Encana’s Annual Report on Form 10-K filed on February 26, 2018, SEC File No. 001-15226).

(d)(22)	Omnibus Incentive Plan of Encana Corporation adopted with effect from February 13, 2019 (incorporated by reference to Exhibit 10.44 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(d)(23)	Form of Stock Option Grant Agreement for stock options granted under the Omnibus Incentive Plan of Encana Corporation (incorporated by reference to Exhibit 10.45 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(d)(24)	Form of RSU Grant Agreement for restricted share units granted to employees under the Omnibus Incentive Plan of Encana Corporation (incorporated by reference to Exhibit 10.46 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(d)(25)	Form of Director RSU Grant Agreement for restricted share units granted to directors under the Omnibus Incentive Plan of Encana Corporation (incorporated by reference to Exhibit 10.47 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(d)(26)	Form of PSU Grant Agreement for performance share units granted under the Omnibus Incentive Plan of Encana Corporation (incorporated by reference to Exhibit 10.48 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(d)(27)	Form of Stock Appreciation Rights Grant Agreement for stock appreciation rights granted under the Omnibus Incentive Plan of Encana Corporation (incorporated by reference to Exhibit 10.49 to Encana’s Annual Report on Form 10-K filed on February 28, 2019, SEC File No. 001-15226).

(d)(28)	Amended and Restated Shareholder Rights Plan Agreement, dated as of April 30, 2019, between Encana Corporation and AST Trust Company (Canada), as rights agent (incorporated by reference to Exhibit 4.1 of Encana’s Current Report on Form 8-K filed on May 1, 2019, SEC File No 001-15226).

(g)	Not applicable.

(h)	Not applicable.